Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F+l 2125363901

July 21, 2023

Via EDGAR
Mr. Jeffrey W. Long
Disclosure Review and Accounting Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Procure ETF Trust II
(File Nos.: 811-23323 & 333-222463)
Sarbanes-Oxley Review Comment Responses

Dear Mr. Long,

I am writing on behalf of our client, Procure ETF Trust II (the “Trust”), in response to oral comments of the staff of Securities and Exchange Commission (the “SEC”) received from you during a telephone conversation held on July 12, 2023.  The conversation related to your office’s review of the Trust’s public filings on behalf of its separate fund series (the “Funds”) in accordance with the Sarbanes-Oxley Act. We have summarized the staff’s comments in italics below, which are numbered for convenience. The Trust’s supplemental responses are provided immediately following each comment.

1.
Comment: The Funds’ annual report for the fiscal year ended October 31, 2022 (“Annual Report”) omitted a statement that additional information concerning the Trust’s trustees may be found in the Funds’ statement of additional information along with other information required by Item 27(b)(6) of Form N-1A. Please confirm that such a statement will be included in future annual reports of the Funds.

Response: The Trust will include such a statement in future annual reports of the Funds.

2.
Comment: In the Trust’s Form N-CEN filed for the reporting date of October 31, 2022 (the “N-CEN Report”), Item C.8 was checked “no” in response to whether there were any expense waivers. The Funds’ Annual Report indicates that such waivers occurred. Supplementally, explain why “no” was checked. If “no” was checked in error, please file an amendment to the N-CEN Report to correct.

Response:  The Trust believes that the response to this item of the N-CEN Report was in error. An amendment to the N-CEN Report has been filed to correct this item’s response.

K&L GATES LLP
599 LEXINGTON AVENUE NEW YORK NY 10022-6030
T+l 2125363900 F+l 2125363901 klgates.com

3.	Comment: Item E of the N-CEN Report was left blank as to whether the Funds were in-kind exchange-traded funds (“ETFs”). Please file an N-CEN amendment to complete this item.

Response: An amendment to the N-CEN Report has been filed to provide the response that the Funds are considered in-kind ETFs.

4.
Comment: Both Funds are identified as non-diversified but the Annual Report shows that the Funds are presently diversified. If the Funds are diversified for more than three consecutive years, please confirm supplementally that the Funds will obtain a shareholder vote before resuming non-diversified status as required by Section 13(a)(1) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Trust confirms that it will obtain a shareholder vote prior to any Fund resuming non-diversified status if such Fund was diversified for more than three consecutive years.

5.
Comment: Supplementally confirm to the staff that the advisor is current in its payment obligations for Fund expenses under its unitary fee arrangement with the Funds. Also, explain whether the contract provisions associated with the unitary fee arrangement would require the Funds to pay their expenses if the advisor fails to pay them.

Response: The Trust confirms that the Funds’ advisor is current in its payment obligations for Fund expenses under its unitary fee arrangement with the Funds.  Under the unitary fee arrangement the Funds would be liable to pay the expenses if the advisor fails to pay them.

6.
Comment: With respect to the Funds’ filing history, the Funds appear to use the filing designation of “N-CSR” for both annual and semi-annual reports. For future filings of semi-annual reports, please use the designation “N-CSRS”.

Response: For future semi-annual report filings, the Trust will use the designation “N-CSRS”.

* * * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (212) 536-3988.

Best Regards, /s/ Peter J. Shea Peter J. Shea

Cc: Robert Tull, President